UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2025

Commission File Number 000-16050

TAT Technologies Ltd.
(Translation of registrant’s name into English)

5 Hamelacha Street, Netanya 4250540, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Explanatory Note

On May 29, 2025, TAT Technologies Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with FIMI Opportunity V, L.P. and FIMI Israel Opportunity Five, Limited Partnership, as selling shareholders (the “Selling Shareholders”), and Stifel, Nicolaus & Company, Incorporated and Truist Securities, Inc., as representatives of the several underwriters named in Schedule I thereto (the “Underwriters”), relating to an underwritten public offering (the “Offering”) of 4,150,000 ordinary shares, no par value per share, of the Company at a public offering price of $26.00 per share. The Company is selling 1,625,000 ordinary shares and the Selling Shareholders are selling 2,525,000 ordinary shares. In addition, the Company and the Selling Shareholders granted the Underwriters an option to purchase up to an additional 242,298 and 380,202 ordinary shares, respectively, at the public offering price less the underwriting discount and commissions.

The total gross proceeds of the offering to the Company, before underwriting discount and commissions and estimated offering expenses, are expected to be $42.3 million, excluding any exercise of the Underwriters’ option to purchase additional ordinary shares from the Company. The Company will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders. The Company intends to use the net proceeds that it will receive from the offering for general corporate purposes, including working capital and capital expenditures.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company and the Selling Shareholders, customary conditions to closing, indemnification obligations of us, the Selling Shareholders and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by such parties.

The foregoing description of the Underwriting Agreement is only a summary and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached as Exhibit 1.1 to this Report on Form 6-K (this “Report”).

The Offering was made pursuant to the Company’s effective registration statement on Form F-3 (File No. 333-286699), previously filed with the Securities and Exchange Commission.

A copy of the opinion of Naschitz, Brandes, Amir & Co., Advocates relating to the legality of the issuance and sale of the ordinary shares in the Offering is attached as Exhibit 5.1 to this Report.

The Offering closed on June 3, 2025.

This Report and related exhibits are incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-219031, 333-228345, 333-268906 and 333-286702) and Form F-3 (File No. 333-286699), and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The Company hereby furnishes the following documents as Exhibits 1.1 and 5.1:

1.1     Underwriting Agreement, dated May 29, 2025, among the Company, FIMI Opportunity V, L.P. and FIMI Israel Opportunity Five, Limited Partnership, as selling shareholders, and Stifel, Nicolaus & Company, Incorporated and Truist Securities, Inc., as representatives of the several underwriters named in Schedule I thereto.

5.1       Opinion of Naschitz, Brandes, Amir & Co., Advocates as to the validity of the ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT Technologies Ltd.

By:	/S/ Ehud Ben-Yair
Name:	Ehud Ben-Yair
Title:	Chief Financial Officer

Date: June 3, 2025